

July 10, 2014

Via E-mail
Ram Mukunda
Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814

> **Re:** **India Globalization Capital, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 16, 2013**
> **Form 8-K Filed January 31, 2014**
> **Response Dated June 24, 2014**
> **File No. 001-32830**

Dear Mr. Mukunda:

We have reviewed your filings and response and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

1.   We note your response to comment 1 from our letter dated May 27, 2014. Please revise your filing to include the table that provides a brief overview of your trading operations in China.

2.   We note your response to comment 1 from our letter dated May 27, 2014. In your amended filing please include a description of your benefication facilities, including the capacity and utilization, pursuant to Item 2 of Regulation S-K.

3.   We note your response to comment 2 from our letter dated May 27, 2014 and we partially reissue the comment. On page 5 of your proposed disclosure you state that in China you own and operate iron ore mines. Please advise.

4.   We note your response to comment 5 from our letter dated May 27, 2014. Please revise to include the table in your amended filing.

Explanatory Note

5.   In the explanatory note of your proposed amendment, you indicate a staff comment letter dated January 28, 2011. Please revise this typographical error to indicate the accurate date of January 28, 2014.

Notes to Consolidated Financial Statements, page F-7
Note 2 – Significant Accounting Policies, page F-10
l) Accounts Receivable – Long Term, page F-13

6.   We note from your proposed amendment that you intend to delete the line item caption, "accounts receivable – long term" and replace it with "left intentionally blank." However, the narrative still remains under "left intentionally blank." Please clarify or revise to remove it.

Form 8-K filed January 31, 2014
Exhibit 99.1

7.   We note your response to comment 9 from our letter dated May 27, 2014. Please file the amended Form 8-K.

        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining